UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

Date of Report: January 10, 2022

Commission File Number: 001-36891

Cellectis S.A.

(Exact Name of registrant as specified in its charter)

8, rue de la Croix Jarry

75013 Paris, France

+33 1 81 69 16 00

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

This report on Form 6-K (excluding Exhibit 99.1) shall be deemed to be incorporated by reference in the registration statements of Cellectis S.A. on Form F-3 (No. 333-238881) and Form S-8 (Nos. 333-204205, 333-214884, 333-222482 and 333-227717), to the extent not superseded by documents or reports subsequently filed.

Cellectis’ Licensed Partner, Allogene Therapeutics, Announces Removal of FDA Clinical Hold on their Clinical Trials

On January 10, 2022 Cellectis S.A. (“Cellectis”) reported that the U.S. Food and Drug Administration (FDA) has lifted the hold on the clinical trials of Cellectis’ licensed partner Allogene Therapeutics, Inc. (“Allogene”).

The FDA had placed a clinical hold on all five of Allogene’s clinical trials on October 7, 2021 following a report of a chromosomal abnormality detected in ALLO-501A CAR+ T-cells from a single patient enrolled in Allogene’s ALPHA2 study. Allogene reported today that the investigations concluded that the chromosomal abnormality was unrelated to TALEN® gene editing or Allogene’s manufacturing process and had no clinical significance. The abnormality was not detected in any manufactured AlloCAR T™ product or in any other patient treated with the same ALLO-501A lot. The abnormality occurred in the patient after the cell product was administered. It involved regions of the T cell receptor and immunoglobulin genes known to undergo rearrangement as part of the natural T cell or B cell maturation process.

A copy of the press release issued by Cellectis in connection with the above matters is filed herewith as Exhibit 99.1.

Forward-looking Statements

This report contains “forward-looking” statements within the meaning of applicable securities laws, including the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by words such as “anticipate,” “believe,” “intend”, “expect,” “plan,” “scheduled,” “could” and “will,” or the negative of these and similar expressions. These forward-looking statements, which are based on our management’s current expectations and assumptions and on information currently available to management, including information provided by our licensed partner Allogene, include statements about Allogene’s reinitiation of its clinical trials and its advancement to the Phase 2 portion of its ALPHA2 trial of ALLO-501A; the final results of the investigation relating to the FDA’s clinical hold on Allogene’s clinical trials, including the clinical significance of the chromosomal abnormality and any relationship to gene editing technology or manufacturing; as well as our research and development projects and priorities, our pre-clinical project development efforts and the timing of our presentation of data. These forward-looking statements are made in light of information currently available to us and are subject to numerous risks and uncertainties, including with respect to the numerous risks associated with biopharmaceutical product candidate development as well as the duration and severity of the COVID-19 pandemic and governmental and regulatory measures implemented in response to the evolving situation. With respect to our cash runway, our operating plans, including product development plans, may change as a result of various factors, including factors currently unknown to us. Furthermore, many other important factors, including those described in our Annual Report on Form 20-F and the financial report (including the management report) for the year ended December 31, 2020 and subsequent filings Cellectis makes with the Securities Exchange Commission from time to time, as well as other known and unknown risks and uncertainties may adversely affect such forward-looking statements and cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements. Except as required by law, we assume no obligation to update these forward-looking statements publicly, or to update the reasons why actual results could differ materially from those anticipated in the forward-looking statements, even if new information becomes available in the future.

EXHIBIT INDEX

Exhibit	Title

99.1	Press Release dated January 10, 2022

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CELLECTIS S.A. (Registrant)

January 10, 2022	By:	/s/ André Choulika
André Choulika
Chief Executive Officer